SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Woori Finance Holdings Co., Ltd.
(Translation of Registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Summary of 2009 4Q Business Report

Exhibit A- Financial Statements
All financial information contained in this document (including the attached financial statements) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview
1.	Purpose of the Company
a.	Scope of Business
Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.
(1)	Corporate Management
1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.
(2)	Corporate Management Support Activities
1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.
(3)	All activities directly or indirectly related to the items listed above.
b.	Scope of Business of Subsidiaries
(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):
1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.
(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori Finance Information System: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.
2.	History of the Company
a.	Company History
(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary
b.	Associated Business Group
(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group
(2)	Related companies within the business group
As of December 31, 2009

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial
Woori Aviva Life Insurance

2nd Tier	Woori Credit Information	Woori Bank	37 companies
Subsidiaries	Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited
	Woori AMC	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori F&I Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Ninth Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
	Woori Private Equity Fund	Woori Private Equity
	Woori Futures	Woori Investment &
	Woori Investment & Securities International Ltd.	Securities
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.3
Mars Private Equity Fund No.4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Asia Multi Strategy Fund
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
High Technology Venture Investment
Global Technology Investment
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd
Bien Viet Securities Joint Stock Company

Type	Name of Company	Controlling Company	Notes
Brim Asian Credit Fund
*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market

*	On March 5, 2007, Mars Private Equity Fund No. 2, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*	On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company undertook a second capital reduction (the first capital reduction was as of Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

*	On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

*	On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

*	On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*	On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

*	On July 21, 2008, Woori Absolute Asia Multi Strategy Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

*	On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

*	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On September 28, 2009, Bien Viet Securities Joint Stock Company was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Bien Viet Securities Joint Stock Company.

*	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

*	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

*	High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

*	On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.

*	On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

3.	Capital Structure
a.	Changes in Capital
(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—
b.	Convertible Bonds
Not applicable

4.	Total Number of Authorized Shares
a.	Total Number of Authorized Shares

As of December 31, 2009	(units: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780
b.	Treasury Stock

As of December 31, 2009	(units: shares)

Acquisition
Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under	Common
Sub-section 1, section 165-2	Preferred
Direct purchase other than	Common	2,560				2,560
the conditions under Sub-section 1, section 165-2	Preferred
Subtotal	Common	2,560				2,560
	Preferred
Indirect acquisition from	Common
trust agreement	Preferred
Total	Common	2,560				2,560
	Preferred

*	Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.
5.	Voting Rights

As of December 31, 2009	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,560
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,012,780
	Preferred Shares

6.	Dividend Information
a.	Dividend information for the past three years

(Non-consolidated)	(Unit: Won)

Items		2009	2008	2007
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,026,024	454,478	1,943,560
Earnings per share (Won)		1,273	564	2,411
Total cash payout (Won in Millions)		80,601		201,503
Total stock dividends (Won in Millions)				—
Cash dividend payout ratio (%)		7.86		10.37
Cash dividend yield (%)	Common Shares	2.00		1.29
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	100		250
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business
1.	Business Overview
a.	Organizational Chart
As of December 31, 2009

2.	Overview of Operations
a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.
b.	Financing of Operations
(1)	Source of Funds
(units: millions of Won)

Items	2009	2008	2007
Shareholders’ Equity	13,720,923	12,207,338	13,062,368
Capital	4,030,077	4,030,077	4,030,077
Capital Surplus	179,488	186,959	187,554
Retained Earnings	8,346,186	7,323,148	7,058,269
Capital Adjustments	1,165,172	667,154	1,786,488
Borrowings	3,824,205	3,412,854	2,129,288
Debentures	3,744,156	3,393,702	2,116,679
Bank Borrowings	60,000	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	20,049	19,152	12,609

Total	17,545,128	15,620,192	15,191,656

*	The figures for fiscal years 2007 to 2009 reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

(2)	Use of Funds
(units: millions of Won)

Items	2009	2008	2007
Subsidiary Stock	17,350,078	15,285,356	15,062,711
Woori Bank	13,621,824	11,900,128	12,196,954
Kyongnam Bank	1,443,661	1,245,318	923,555
Kwangju Bank	976,284	920,938	726,256
Woori Financial Information System	15,013	13,076	10,080
Woori F&I	166,563	139,999	144,746
Woori 3rd Asset Securitization Specialty	—	—	1,885
Woori Investment & Securities	754,782	709,114	735,983
Woori Asset Management (formerly Woori CS Asset Management)	67,456	41,296	49,895
Woori Private Equity	24,246	12,844	11,949
Woori Financial	207,346	228,456	261,408
Woori Aviva Life Insurance	72,903	74,187	—
Investment Securities	—	—	—
Loan Obligations	139,300	169,150	—
Tangible Assets	415	566	438
Intangible Assets	8	14	20
Cash	23,267	119,350	32,502
Other Assets	32,060	45,756	95,985

Total	17,545,128	15,620,192	15,191,656

*	The figures for fiscal years 2007 to 2009 reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.
c.	Transactions related to Commission Fees
(units: millions of Won)

Category	2009	2008	2007
Commission Revenue (A)	—	—	—
Commission Expense (B)	7,001	7,119	5,916
Commission Profit (A-B)	(7,001)	(7,119)	(5,916)

3.	Other Information Relevant to Investment Decisions
a.	BIS Ratio
(units: millions of Won)

Items	2009	2008	2007
Total Capital (A)	24,824,094	22,436,482	20,102,976
Risk weighted assets (B)	200,954,776	206,606,315	174,367,585
BIS Ratio (A/B)	12.35%	10.86%	11.53%

*	Applied since January 1, 2007.
b.	Credit Ratings for the Past Three Years

	Evaluated	Credit	Company	Evaluation
Date of Rating	Securities	Rating	(Ratings Range)	Category
2005.06.07		BBB	S&P (AAA ~ D)	Case evaluation
2005.06.09	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.06.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.09.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.09.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D)	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
c.	Won-denominated Current Ratio
(units: millions of Won)

Items	2009	2008	2007	2006
Current Assets (A)	23,682	119,566	32,874	117,037
Current Liabilities (B)	8,995	18,376	12,207	12,496
Current Ratio* (A/B)	263.29%	650.66%	269.30%	936.60%

*	Beginning in 2009, current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month and (ii) Won-denominated liabilities with maturity of less than 1 month. Prior to 2009, current ratio was calculated as the ratio of (i) Won-denominated assets with maturity of less than 3 months and (ii) Won-denominated liabilities with maturity of less than 3 months.

d.	Foreign Currency-denominated Current Ratio
(units: millions of Won)

Items	2009	2008	2007	2006
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio* (A/B)	—	—	—	—

*	Current ratio is calculated as the ratio of (i) foreign currency-denominated assets with maturity of less than 3 months and (ii) foreign currency-denominated liabilities with maturity of less than 3 months
e.	Debt Ratio
(units: millions of Won)

Items	2009	2008	2007	2006
Liabilities (A)	3,824,205	3,412,854	2,129,288	1,860,448
Equity (B)	13,720,923	12,207,338	(*)13,062,368	11,933,072
Debt Ratio (A/B)	27.87%	27.96%	16.30%	15.59%

*	The figures for fiscal years 2006 to 2009 reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.
f.	Loan to Deposit Ratios

Subsidiaries	2009	2008
Woori Bank	111%	129%
Kwangju Bank	105%	108%
Kyongnam Bank	114%	124%

*     Excludes certificates of deposits.

g.	30 Largest Exposures by Borrower
(units: in hundred million Won)

			Pre-	Sub-		Estimated		Total
Name	Loans	Normal	cautionary	standard	Doubtful	Loss	Securities	Exposure
Hynix	3,327	3,327					8,632	11,959
STX Shipbuilding Co., Ltd	11,767	11.767					—	11,767
Korea Development Bank	—						11,742	11,742
Kookmin Bank	840	840					10,837	11,677
SH Corporation	9,349	9,349					1,993	11,342
National Agricultural Cooperation Federation	297	297					10,978	11,275
Industrial Bank of Korea	—						10,726	10,726
Samsung Heavy Industries Co., Ltd.	8,943	8,943					298	9,241
Hyundai Engineering & Construction Co., Ltd.	2,481	2,481					5,827	8,308
Samsung Electronics Co., Ltd.	7,843	7,843					453	8,296
Hyundai Heavy Industries Co., Ltd.	7.787	7,787					380	8,167
Sung-Dong Ship Marine Co., Ltd.	8,064	8,064					—	8,064
Shinhan Bank Co., Ltd.	6	6					6,860	6,866
SLS Shipbuilding Co., Ltd.	6,786	6,660		126	—	—	—	6,786
Hyundai Steel	6,150	6,150					636	6,786
Hana Bank Co., Ltd.	54	54					5,899	5,953
Korea Securities Finance Corporation	—						5,756	5,756
Kumho Tire Co., Ltd.	5,485	2,012		3,473				5,485
SPP Shipbuilding	5,385	5,385						5,385
Hyundai Mipo Dockyard Co., Ltd.	5,041	5,,041					1	5,042
Bond Market Safe Fund	—						5,038	5,038
LG Chem, Ltd.	4,847	4,847					31	4,878
Daewoo International Corporation	4,298	4,298					548	4,846
Daewoo E&C Co., Ltd.	4,339	4,339						4,339
Kia Motors	3,753	3,753					529	4,282
Hyosung Co., Ltd.	4,066	4,066					110	4,176
Woori Partner Plus Private Equity Investment Trust	—						4,000	4,000
Neo DWC	—						3,980	3,980
Samsung Card Co., Ltd.	3,295	3,295					471	3,766
Hyundai Samho Heavy Industries Co., Ltd.	3,700	3,700						3,700

Total	117,903	114,304		3,599			95,724	213,627

h.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower
(units: in hundred million Won, %)

								Loan
	Total		Pre-	Sub-		Estimated	Sub-standard or	Loss		Coverage
Name	Loans	Normal	cautionary	standard	Doubtful	Loss	below	Reserve	Collateral	Ratio
Kumho Tire Co., Ltd	5,478	2,012	—	3.466	—	—	3,466	710	388	20.0%
Kumho Industrial	2,306	—	—	2,306	—	—	2.306	460	876	57.9
Jun Jin Development & Construction Co., Ltd.	1,075	—	—	1,075	—	—	1,075	527	—	49.0
Hanwori World Resort	1,052	—	—	—	—	1,052	1,052	1,052	—	100.0
21st Century Shipbuilding Co., Ltd.	1,057	56	—	1,001	—	—	1,001	294	216	48.3
DOMS Partners	951		—	773	178		951	315		33.1
1st Kumho Trust	921	1	—	920	—	—	920	184	1	20.0
C& Heavy Industries Co., Ltd.	744	—	—	37	—	707	744	419	37	61.3
Samho International Co., Ltd.	672	—	—	672	—	—	672	290	—	43.2
Kamco Value Creation 1st Securitization Company	558	—	—	558	—	—	558	273	—	48.9
Woolim Construction & Development Co., Ltd.	549	2	—	547	—	—	547	132	2	24.4
City&Culture	400	—	—	400	—	—	400	77	400	119.3
Shinsung Engineering & Construction Co., Ltd.	352	—	—	327	25	—	352	70	327	112.7
Hanmi Piore	300	—	—	300	—	—	300	60	—	20.0
Seahan Steel	292	—	—	292	—	—	292	79	24	35.2
Yewon RB	257	—	—	180	77	—	257	74	—	29.0
Daehan Shipbuilding Co,. Ltd.	236	—	—	236	—	—	236	64	—	27.1
Focus	232	—	—	—	—	232	232	232	—	100.0
Daiwa Tech	223	—	—	43	147	33	223	83	43	56.4
Korea Cold Storage Co., Ltd.	178	—	—	178	—	—	178	36	150	104.5

Total	17,833	2,071	—	13,311	427	2,204	15,762	5,431	2,464	44.3%

i.	20 Largest Loan Exposures Classified as Precautionary by Borrower
(units: in hundred million Won, %)

			Pre-	Sub-		Estimated	Loan Loss		Coverage
Name	Exposure	Normal	cautionary	standard	Doubtful	Loss	Reserve	Collateral	Ratio
Kumho Petrochemical Co., Ltd.	3,674	760	2,914	—	—	—	206	800	27.4%
Poonglim Industrial Co., Ltd.	3,166	117	3,049	—	—	—	576	669	39.3
Asiana Airlines	1,601	—	1,601	—	—	—	113	—	7.1
KSID	1,730	—	1,730	—	—	—	326	—	18.8
Beak Ik Investment	1,681	409	1,272	—	—	—	245	409	38.9
Haesol City	1,192	—	1,192	—	—	—	71	—	6.0
Pi City	1,000	—	1,000	—	—	—	190	—	19.0
Pungan Construction Co., Ltd.	965	—	965	—	—	—	154	—	16.0
Sekwang Shipping Co., Ltd.	929	—	929	—	—	—	102	36	14.9
Dongun	900	—	900	—	—	—	63	—	7.0
Woojong LD	857	—	857	—	—	—	163	—	19.0
Mani D&C Co., Ltd.	800	—	800	—	—	—	152	—	19.0
Dukwon Construction Co., Ltd.	800	—	800	—	—	—	152	—	19.0
Woolim C&D Co., Ltd.	780	—	780	—	—	—	148	—	19.0
Amuty 2nd	700	—	700	—	—	—	112	—	16.0
Landmark C&D Co., Ltd.	690	—	690	—	—	—	131	—	19.0
KFD City Development	630	—	630	—	—	—	44	—	7.0
Kumho Asiana Plaza Saigon	619	—	619	—	—	—	43	—	6.9
Prism G&C Plus	600	—	600	—	—	—	42	—	7.0
Kaengnam Vina Co., Ltd.	584	—	584	—	—	—	41	—	7.0

Total	23,898	1,286	22,612	—	—	—	3,074	1,914	20.9%

III.	Financial Information
1.	Condensed Financial Statements (Non-consolidated)
(units: millions of Won)

Items	2009	2008	2007	2006	2005
Cash and Due from Banks	23,267	119,350	32,502	89,724	104,072
Securities	17,350,078	15,285,356	15,062,711	13,591,413	11,751,678
Loans	139,300	169,150	0	49,750	109,450
Tangible Assets	415	566	438	630	119
Other Assets	32,068	45,770	96,005	62,004	66,464

Total Assets	17,545,128	15,620,192	15,191,656	13,793,521	12,031,783

Borrowings	60,000	—	—	—	—
Debentures	3,744,155	3,393,702	2,116,679	1,847,591	2,296,203
Other Liabilities	20,050	19,152	12,609	12,858	18,216

Total Liabilities	3,824,205	3,412,854	2,129,288	1,860,449	2,314,419

Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Capital Surplus	179,488	186,959	187,554	187,955	142,608
Capital Adjustment	(54,201)	(57,219)	(55,812)	(55,854)	(52,747)
Consolidated Other Comprehensive Income	1,219,373	724,373	1,842,300	2,173,349	1,705,463
Retained Earnings	8,346,186	7,323,148	7,058,249	5,597,545	3,891,963

Total Stockholder’s Equity	13,720,923	12,207,338	13,062,368	11,933,072	9,717,364

Operating Revenue	1,326,855	666,267	2,080,957	2,031,611	1,867,488
Operating Income	1,028,463	455,812	1,939,374	1,893,248	1,687,964
Income before income tax expense	1,026,024	454,478	1,943,561	2,029,319	1,688,221
Net income	1,026,024	454,478	1,943,561	2,029,319	1,688,221

*	The figures for fiscal years 2005 to 2009 reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”).

*	The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

2.	Condensed Financial Statements (Consolidated)
(units: millions of Won)

Items	2009	2008	2007	2006	2005
Cash and Due from Banks	21,133,831	19,967,897	14,984,541	10,674,977	11,224,015
Securities	50,276,343	46,714,465	48,228,254	46,313,960	37,693,090
Loans	196,882,416	197,040,672	167,635,411	140,854,505	106,937,970
Tangible Assets	2,820,417	2,796,537	2,638,774	2,561,391	2,472,727
Other Assets	13,791,060	24,474,724	16,165,322	11,592,497	6,215,046

Total Assets	284,904,067	290,994,295	249,652,302	211,997,330	164,542,848

Deposits	178,660,922	170,224,891	146,583,312	129,022,868	107,087,990
Borrowings	71,664,594	74,717,758	66,040,316	54,111,207	37,116,858
Other Liabilities	18,591,420	31,743,043	22,011,382	15,438,450	9,233,038

Total Liabilities	268,916,936	276,685,692	234,635,010	198,572,525	153,437,886

Common Stock	4,030,077	4,030,077	4,030,077	4,030,077	4,030,077
Consolidated Capital Surplus	179,488	186,959	187,555	187,955	142,608
Consolidated Capital Adjustment	(54,201)	(57,219)	(55,812)	(55,854)	(52,747)
Consolidated Other Comprehensive Income	1,219,366	724,366	1,842,294	2,173,342	1,705,456
Consolidated Retained Earnings	8,346,186	7,323,149	7,058,249	5,601,869	3,896,255
Minority Interest	2,266,215	2,101,271	1,954,929	1,487,416	1,383,313

Total Stockholder’s Equity	15,987,131	14,308,603	15,017,292	13,424,805	11,104,962

Operating Revenue	54,061,689	86,901,260	26,650,127	19,895,975	14,564,520
Operating Income	1,383,261	1,115,659	2,915,803	2,748,368	2,004,494
Income before income tax expense	1,459,818	1,190,400	2,923,358	2,913,712	2,145,704
Net income from continuing operations	1,077,445	588,655	2,114,501	2,189,207	1,833,521
Aggregated Net Income	1,115,773	588,502	2,114,360	2,189,207	1,833,521
Net Income for Majority Shareholders	1,026,024	454,478	1,939,238	2,029,319	1,688,221
Net Income for Minority Shareholders	89,749	134,024	175,122	159,888	145,300
No. of Companies Consolidated	36	38	30	24	21

*	The figures for fiscal years 2007 to 2009 take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

*	The figures for fiscal years 2007 and 2008 have been adjusted to reflect the re-classification of net income (loss) from discontinued operations.

3.	Other Selected Financial Data
a.	Selected ratios

	(Unit: %)
Category	2009	2008
Net income as a percentage of average total assets	0.2%	0.2%
Net income as a percentage of average stockholders’ equity	7.9	3.5
Net interest margin	1.99	2.27
Selling, general and administrative expenses as a percentage of net operating income	45.5	52.7
Delinquency rate	0.61	0.92
BIS ratio of bank subsidiaries*	14.3	11.7
Tier I capital ratio of bank subsidiaries*	10.2	7.7

*	Calculated in accordance with Basel II.
b.	Asset quality
(units: in billions of Won)

Subsidiaries	2009	2008
Total loans	203,530	209,182
Normal	193,941	202,278
Precautionary	6,152	4,303
Sub-standard	2,469	1,191
Doubtful	447	842
Estimated Loss	519	568
Non-performing loans (sub-standard and below)	3,436	2,601
Non-Performing Loan Ratio	1.7%	1.2%
Loan Loss Reserve	3,824	3,630
Coverage Ratio for Non-Performing Loans	111.3%	139.6%
4.	Accounting Information
a.	Loan Loss Reserves
(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2009	Loans	140,000	700	0.5%
	Total	140,000	700	0.5%
2008	Loans	170,000	850	0.5%
	Total	170,000	850	0.5%
2007	Loans
	Total
(2)	Change in Loan Loss Reserves for the past three years
(units: millions of Won)

Item	2009	2008	2007
1. Initial loan loss reserves balance	850	0	250
2. Net credit costs			—
1) Write-offs			—
2) Recovery of written-off assets			—
3) Other changes			—
Recovery of credit costs	(150)	850	(250)
Ending loan loss reserve balance	700	850	0

IV.	Independent Auditor’s Opinion
1.	Independent Auditor’s Opinion
a.	Independent Auditor

	2009	2008	2007
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion
2.	Compensation to the Independent Auditor for the Past Three Years
a.	Auditing Service
(units: millions of Won, hours)

				Accrued Time
Year	Auditor	Activity	Compensation	(hrs)
2009	Deloitte Anjin LLC	Review of Quarter and Half Year financial	342	4,941
		statements and audit of Annual financial
		statements (Consolidated, Non-consolidated)
2008	Deloitte Anjin LLC	Review of Quarter and Half Year financial	360	4,957
		statements and audit of Annual financial
		statements (Consolidated, Non-consolidated)
2007	Deloitte Anjin LLC	Review of Quarter and Half Year financial	340	4,936
		statements and audit of Annual financial
		statements (Consolidated, Non-consolidated)
b. Compensation for Services Other than the Audit
(units: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2009	2009.12.21	US GAAPand SOX Auditing	2009.12~2010.05	3,006	Deloitte Anjin LLC
	2009.04.29	Corporate tax reconciliation	2009.07~2009.08	31
		(Consolidated tax return review)	2010.2~2010.3
2008	2009.01.07	US GAAPand SOX Auditing	2008.12~2009.5	3,340	Deloitte Anjin LLC
	2008.05.14	Corporate tax reconciliation	2008.7~2008.8	23
			2009.2~2009.3
2007	2008.01.24	US GAAPand SOX Auditing	2007.12~2008.5	3,530	Deloitte Anjin LLC
	2007.04.30	Corporate tax reconciliation	2007.7~2007.8	22
			2008.2~2008.3

V.	Corporate Governance and Affiliated Companies
1.	About the Board of Directors
A.	Composition of our board of directors
As of March 27, 2010

Relationship with
Name	Career & Academic Background	Largest Shareholder	Notes
Pal Seung Lee (Standing Director)
•   Current) Chairman and chief executive officer of Woori Finance Holdings

•   Chief executive officer, Woori Investment & Securities

•   Executive managing director, Hanil Bank

•   Bachelor of Law, Korea University
		None	Chairman of the board

Min-Joon Bang (Non-standing Director)	• Arbitration Commissioner of Press Arbitration Commission • Head of Editorial Desk, Korea Times • Bachelor of Korean Language and Literature, Seoul National University	None	Third consecutive term

Hi-Taek Shin (Non-standing Director)
•   Current) Professor of College of Law, Seoul National University

•   Lawyer, Kim & Chang Law Firm

•   Bachelor of Laws, Seoul National University

•   Master of Laws, Seoul National University

•   J.S.D at Yale Law School
		None	Third consecutive term

Hi-Bock Kang (Non-standing Director)
•   Current) Executive Director, Market Economy Research Institute

•   Chief Executive Officer, Korea Minting and Security Printing Corporation

•   Bachelor of Public Administration, Seoul National University

•   Graduate School of Public Administration, Seoul National University
		None	Second consecutive term

Young-Ho Lee (Non-standing Director)	• Current) Advisor, Kim & Chang Law Firm • Chairman, Market Oversight Commission of Korea Exchange • Assistant Governor, Financial Supervisory Service • Bachelor of Laws, Korea University	None	Second consecutive term

Hak-Jin Kim (Non-standing Director)
•   Current) Director General of Department of Planning & Coordination, Korea Deposit Insurance Corporation

•   General Manager of Human Resources Development Department, Korea Deposit Insurance Corporation

•   Bachelor of Economics, Chung-Ang University
		Employee of the majority shareholding company	Second consecutive term

Doo-Hee Lee (Non-standing Director)
•   Current) Professor of College of Business Administration, Korea University

•   President, Korea Advertising Society

•   Bachelor of Business Administration, Korea University

•   Ph.D. in Business Administration, Michigan State University
		None	Second consecutive term

Hun Lee (Non-standing Director)	• Current) Co-Head, The Lawyers for Citizens • Lawyer, Barun Law • Bachelor of Law, Chung-Ang University	None	Second consecutive term
B.	Committees under the Board of Directors
We currently have the following management committees serving under the board of directors:
(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee
As of March 27, 2010

Name	Position	Notes
Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the sub-committees.

Business Development and Compensation Committee	Young-Ho Lee Doo-Hee Lee Hun Lee	Non-standing director Young-Ho Lee heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hun Lee	Chairman and CEO Pal Seung Lee heads this committee. The committee consists of the Chairman and CEO, inside director and no fewer than three non-standing directors.

Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all executive directors.

Ethics Committee	Pal Seung Lee Min-Joon Bang Hak-Jin Kim Doo-Hee Lee Hi-Taek Shin	Non-standing director Min-Joon Bang heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Pal Seung Lee Hi-Bock Kang Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Pal Seung Lee Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.

Audit Committee	Young-Ho Lee Hak-Jin Kim Hi-Taek Shin Doo-Hee Lee	Consists of no fewer than 3 directors and one financial expert, at least two-thirds of whom are non-standing directors

Audit Committee Member Candidate Recommendation Committee	Hi-Bock Kang Young-Ho Lee Min-Joon Bang Hi-Taek Shin Hak-Jin Kim Doo-Hee Lee Hun Lee	Non-standing director Hi-Bock Kang heads this committee consisting of all executive directors.

2.	Related Companies

- Woori Finance Holdings Co.
  - Woori Bank
    - Woori Credit Information
    - Woori America Bank
    - PT Woori Bank Indonesia
    - Korea BTL Infrastructure Fund
    - Woori Global Markets Asia Ltd.
    - Woori Bank (China) Limited
    - ZAO Woori Bank
  - Kwangju Bank
  - Kyongnam Bank
  - Woori Investment & Securities
    - Woori Futures
    - Woori Investment & Securities International Ltd (London)
    - Woori Investment & Securities (H.K.) Ltd
    - Woori Investment & Securities America, Inc
    - Marc Private Equity Fund No.1
    - Marc Private Equity Fund No.2
    - Marc Private Equity Fund No.3
    - Marc Private Equity Fund No.4
    - Woori Investment Asia Pte. Ltd.
    - Woori Absolute Partners PTE, Ltd.
    - Woori Absolute Asia Multi Strategy Fund
    - Woori Absolute Global Opportunity Fund
    - PT Clemont Securities Indonesia
    - High Technology Venture Investment
    - Global Technology Investment
    - LG Investment Holdings B.V. GG
    - Connacht Capital Market Investment
    - Bien Viet Securities Joint Stock Company
    - Brim Asian Credit Fund
  - Woori Aviva Life Insurance
  - Woori Asset Management
  - Woori Financial
  - Woori Finance Information System
  - Woori Private Equity
    - Woori Private Equity Fund
  - Woori F&I
    - Woori AMC
    - Woori F&I Fifth Asset Securitization Specialty Co. Ltd
    - Woori F&I Sixth Asset Securitization Specialty Co. Ltd
    - Woori F&I Seventh Asset Securitization Specialty Co. Ltd
    - Woori F&I Eighth Asset Securitization Specialty Co. Ltd
    - Woori F&I Ninth Asset Securitization Specialty Co. Ltd
    - Woori F&I Tenth Asset Securitization Specialty Co., Ltd
    - Woori SB Tenth Asset Securitization Specialty Co., Ltd
    - Woori F&I Eleventh Asset Securitization Specialty Co., Ltd
    - Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd

3.	Investments in Other Companies

As of December 31, 2009	(units: thousands of shares, millions of Won, %)

	Beginning Balance			Changes[1]			Ending Bal.
						Valuation
Name	Quantity	Share	Book value	Quantity	Cost	Gain/Loss	Quantity	Share	Book value	Total Assets	Net Income[2]
Woori Bank	705,957	100.0	11,900,128	60,000	300,000	1,721,966	765,957	100.0	13,621,824	222,295,083	953,829
Kwangju Bank	49,413	99.9	920,938	—	—	198,343	49,413	99.9	976,284	15,893,289	62,003
Kyongnam Bank	58,050	99.9	1,245,318	—	—	56,346	58,050	99.9	1,443,661	20,405,337	193,618
Woori Finance Info Sys.	900	100.0	13,076	—	—	1,937	900	100.0	15,013	221,876	1,416
Woori F&I	2,000	100.0	139,999	4,000	20,000	26,564	6,000	100.0	166,563	508,542	24,667
Woori 3rd SPC	2	100.0	—	—	—	—	—		—	—	—
Woori Investment & Securities	46,325	35.0	709,114	—	—	45,668	46,325	35.0	754,782	15,569,687	181,805
Woori Asset Management	4,663	70.0	41,296	1,999	47,850	26,160	6,662	100.0	67,456	89,595	56
Woori Private Equity	2,000	100.0	12,844	2,000	10,000	11,402	4,000	100.0	24,246	25,141	1,310
Woori Financial	8,500	50.1	228,456	409	4,005	(21,110)	8,909	52.5	207,346	2,151,217	25,732
Woori Aviva Life Insurance	3,060	51.0	74,187	—	—	(1,284)	3,060	51.0	72,903	1,640,793	10,863

Total	880,870		15,285,356	68,408	330,000	2,064,722	949,278	—	17,350,078	278,800,560	1,455,298

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.

2.	The figures for the net income stated above are for the fiscal year ended December 31, 2009, except for the figures for the latest net income of Woori Asset Management, Woori Investment & Securities and Woori Aviva Life Insurance, which are for the fiscal year ended March 31, 2009.

3.	The figures have been adjusted to reflect our adoption of Statements of Korea Accounting Standard No. 15 (“Equity method accounting”). The figures for fiscal year 2007 have been adjusted to take into account the effects of the revisions to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

VI.	Stock Information
1.	Stock Distribution
a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2009	(units: shares, %)

					Shares Held				Reasons
			Beginning balance		(+)	(-)	Ending balance		Behind
Name	Relation	Type	Stock	Share			Stock	Share	Change
KDIC	Largest S/H	Common	588,158,609	72.97	—	56,420,000	531,738,609	65.97
Total		Common	588,158,609	72.97	—	56,420,000	531,738,609	65.97
		Preferred			—	—	—	—
		Total	588,158,609	72.97	—	56,420,000	531,738,609	65.97
Largest Shareholder: KDIC
b.	Share Ownership of More Than 5%

As of December 31, 2009	(units: shares, %)

		Common Stock		Preferred Stock		Total
No.	Name	No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	531,738,609	65.97			531,738,609	65.97
Total		531,738,609	65.97			531,738,609	65.97
c.	Shareholder Distribution
As of December 31, 2009

	Shareholder
Items	number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	70,667	100.00	265,694,161	32.96
Minority Shareholders (Companies)	1,547	2.19	215,407,064	26.72
Minority Shareholders (Individual)	69,120	97.81	50,287,097	6.24
Largest Shareholders, etc.	1	—	531,738,609	65.97
Main Shareholders	—	—	—	—
Total Other Shareholders	1	—	8,580,000	1.06
Others Shareholders (Companies)	1	—	8,580,000	1.06
Others Shareholders (Individuals)	—	—	—	—
Others	1	—	2,570	—

Total	70,670	100.0	806,015,340	100.00

2.	Stock Price and Stock Market Performance for the Past Six Months
a.	Domestic Stock Market
(units: Won, shares)

Period	July 2009	August 2009	September 2009	October 2009	November 2009	December 2009
Common Stock
High	14,250	14,700	16,950	16,900	16,700	15,600
Low	10,700	13,250	14,500	15,250	13,300	13,850
Average	12,363	14,095	15,970	16,140	15,795	15,074
Monthly Trade Volume
High	12,015,832	10,459,733	13,501,712	6,160,933	70,050,991	11,145,935
Low	4,047,081	2,595,227	1,620,061	1,784,163	1,302,133	1,504,110
Average	165,134,569	104,562,754	107,057,006	66,227,647	140,716,281	85,018,954
b.	Foreign Stock Market (NYSE)
(units: US Dollars, ADR)

Period	July 2009	August 2009	September 2009	October 2009	November 2009	December 2009
ADR
High	35.60	36.14	43.29	43.11	43.78	40.03
Low	25.10	31.62	34.29	39.39	35.00	35.50
Average	29.75	34.26	39.91	41.13	41.00	38.33
Won Con-version
High	44,126	44,477	52,199	50,340	50,570	46,151
Low	31,854	39,050	42,756	47,292	40,376	41,567
Average	37,603	42,428	48,656	48,338	47,733	44,710
Monthly Trade Volume
High	15,400	21,400	25,300	57,135	92,521	27,832
Low	1,100	1,600	2,900	900	700	1,315
Average	126,900	144,500	221,500	202,035	302,933	171,216

VII.	Directors and Employee Information
1.	Directors

			Common Stocks Owned
Position		Name	(As of February 26, 2010)	Note
Chairman and CEO	Registered	Pal Seung Lee	27,000
Senior Managing Director	Non-Registered	Kyung Dong Kim	2,000
Senior Managing Director	Non-Registered	Sang Koo Youn	400
Senior Managing Director	Non-Registered	Jeong Han Kim		Also serves as the Head of the Risk Management Unit at Woori Bank
Managing Director	Non-Registered	In Chul Park	1,000
Managing Director	Non-Registered	Sook Kyo Kwon	1,000	Appointed as the representative director of Woori Finance Information System on March 25, 2010
Managing Director	Non-Registered	Sung Jae Park	353	Appointed as the Chief Compliance Officer on February 10, 2010
Managing Director	Non-Registered	Seung Gyu Kim
Non-standing Director	Registered	Hi-Bock Kang
Non-standing Director	Registered	Young-Ho Lee
Non-standing Director	Registered	Min-Joon Bang
Non-standing Director	Registered	Hi-Taek Shin
Non-standing Director	Registered	Hak-Jin Kim
Non-standing Director	Registered	Doo-Hee Lee
Non-standing Director	Registered	Hun Lee
2.	Employee Status

As of December 31, 2009	(units: persons, thousands of Won)

					Average		Average
	Staff				Tenure	Cumulative	Compensation
Items	Admin.	Manu.	Misc.	Total	Years	Compensation	Per Person	Note
Total	111	—	12	123	3 years and 2 months	5,976,750	53,844	—

3.	Directors’ Compensation
(units: millions of Won)

		Compensation Limit approved at	Fair value of
Items	Total Compensation	Meeting of Shareholders	Stock Option	Note
Standing Director	490		—
Non-standing Directors (excluding audit committee member)	64	4,000	—
Audit committee members	190		—

VIII.	Related Party Transactions
1.	Transactions with Affiliated Parties
a.	Transactions of Provisional Payments and Loans (including secured loans)
(units: millions of Won)

			Changes
Name	Relation	Item	Beg.	+	-	End	Notes
Woori Financial	Subsidiary	Other Loan	170,000	—	70,000	100,000
Woori F&I	Subsidiary	Other Loan	—	40,000		40,000

Total			170,000	40,000	70,000	140,000

b.	Payment Transactions
(units: shares)

		Capital Contribution and Share Disposal
			Transactions
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending	Notes
Woori Bank	Subsidiary	Common stock	635,956,580	60,000,000	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,333	—	—	49,413,333
Kyongnam Bank	Subsidiary	Common stock	58,049,994	—	—	58,049,994
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	4,000,000	—	6,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	2,000
Woori Investment & Securities	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori Asset Management	Subsidiary	Common Stock	4,663,400	1,998,600	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	2,000,000	2,000,000	—	4,000,000
Woori Financial	Subsidiary	Common Stock	8,499,955	409,484	—	8,909,439
Woori Aviva Life Insurance	Subsidiary	Common Stock	3,060,000	—	—	3,060,000

Total			880,870,243	68,408,084	2,000	949,276,327

EXHIBIT A
FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
AND INDEPENDENT AUDITORS’ REPORT
Audit.Tax.Consulting.Financial Advisory.

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To Shareholders and the Board of Directors of
Woori Finance Holdings Co., Ltd.:
We have audited the accompanying non-consolidated statements of financial position of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2009 and 2008, and the related non-consolidated income statements, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the years ended December 31, 2009 and 2008, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations, changes in its retained earnings and shareholders’ equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
March 4, 2010
Notice to Readers
This report is effective as of March 4, 2010, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2009 AND 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 14 and 16)	~~W~~	23,267	~~W~~	119,350	US $19,927		US $102,218
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		17,350,078		15,285,356		14,859,608		13,091,261
Loans, net of allowance for possible loan losses (Notes 4, 14 and 16)		139,300		169,150		119,305		144,870
Fixed assets (Note 5)		415		566		355		485
Other assets (Notes 6 and 16)		32,068		45,770		27,465		39,200

	~~W~~	17,545,128	~~W~~	15,620,192	US$	15,026,660	US$	13,378,034

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 7 and 14)	~~W~~	3,744,156	~~W~~	3,393,702	US$	3,206,711	US$	2,906,562
Borrowings (Note 7)		60,000		—		51,388		—
Other liabilities (Notes 9 and 16)		20,050		19,152		17,172		16,403

		3,824,206		3,412,854		3,275,271		2,922,965

SHAREHOLDERS’ EQUITY
Common stock (Note 10)		4,030,077		4,030,077		3,451,590		3,451,590
Capital surplus (Note 10)		179,488		186,959		153,724		160,123
Capital adjustments (Note 10)		(54,201)		(57,219)		(46,421)		(49,006)
Accumulated other comprehensive income (Notes 3 and 18)		1,219,372		724,372		1,044,341		620,395
Retained earnings:
Legal reserve		783,300		783,300		670,864		670,864
Voluntary reserve		6,539,000		6,160,000		5,600,377		5,275,779
Retained earnings before appropriations (Note 10)		1,023,886		379,849		876,914		325,324

		8,346,186		7,323,149		7,148,155		6,271,967

		13,720,922		12,207,338		11,751,389		10,455,069

	~~W~~	17,545,128	~~W~~	15,620,192	US$	15,026,660	US$	13,378,034

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions, except for income per				(In thousands, except for income per
	share data)				share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 15)	~~W~~	1,312,460	~~W~~	654,032	US$	1,124,066	US$	560,150
Interest income (Note 16)		14,245		12,235		12,200		10,479
Reversal of allowance for doubtful accounts (Note 4)		150		—		129		—

		1,326,855		666,267		1,136,395		570,629

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 15)		27,086		35,254		23,199		30,194
Interest expense		239,225		143,982		204,885		123,314
Fees		7,001		7,119		5,996		6,097
Provision for possible loan losses (Note 4)		—		850		—		728
General and administrative (Notes 13 and 16)		25,080		23,250		21,480		19,913

		298,392		210,455		255,560		180,246

OPERATING INCOME		1,028,463		455,812		880,835		390,383

NON-OPERATING INCOME		1,273		458		1,090		392

NON-OPERATING EXPENSES		3,712		1,792		3,179		1,535

INCOME BEFORE INCOME TAX		1,026,024		454,478		878,746		389,240

INCOME TAX EXPENSE (Note 11)		—		—		—		—

NET INCOME	~~W~~	1,026,024	~~W~~	454,478	US$	878,746	US$	389,240

NET INCOME PER COMMON SHARE (Note 17)	~~W~~	1,273	~~W~~	564	US$	1.09	US$	0.48

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS
OF APPROPRIATIONS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings (Undisposed deficit) carried over from prior years	~~W~~	849	~~W~~	(86,553)	US$	726	US$	(74,130)
Changes in retained earnings using the equity method of accounting (Note 3)		(2,987)		11,924		(2,558)		10,214
Net income		1,026,024		454,478		878,746		389,240

		1,023,886		379,849		876,914		325,324

APPROPRIATIONS:
Legal reserve		102,603		—		87,875		—
Cash dividends (Note 10)		80,601		—		69,032		—
(Dividends per common stock: ~~W~~100 (2.0%) and ~~W~~0 (0.0%) in 2009 and 2008, respectively)
Voluntary reserve		840,000		379,000		719,424		324,598

		1,023,204		379,000		876,331		324,598

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	~~W~~	682	~~W~~	849	US$	583	US$	726

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
Korean won	stock		surplus		adjustment		income		earnings		Total
					(In millions)
January 1, 2008 (Reported)	~~W~~	4,030,077	~~W~~	84,488	~~W~~	(18)	~~W~~	1,891,648	~~W~~	7,145,884	~~W~~	13,152,079
The cumulative effect of changes in accounting policy		—		103,066		(55,794)		(49,348)		(87,634)		(89,710)

January 1, 2008 (Adjusted)		4,030,077		187,554		(55,812)		1,842,300		7,058,250		13,062,369
Net income		—		—		—		—		454,478		454,478
Dividend		—		—		—		—		(201,503)		(201,503)
Other capital surplus		—		(595)		—		—		—		(595)
Valuation using the equity method on subsidiaries		—		—		(1,407)		(1,117,928)		11,924		(1,107,411)

December 31, 2008	~~W~~	4,030,077	~~W~~	186,959	~~W~~	(57,219)	~~W~~	724,372	~~W~~	7,323,149	~~W~~	12,207,338

January 1, 2009 (Reported)	~~W~~	4,030,077	~~W~~	186,959	~~W~~	(57,219)	~~W~~	724,372	~~W~~	7,323,149	~~W~~	12,207,338
Net income		—		—		—		—		1,026,024		1,026,024
Other capital surplus		—		(7,471)		—		—		—		(7,471)
Valuation using the equity method on subsidiaries		—		—		3,018		495,000		(2,987)		495,031

December 31, 2009	~~W~~	4,030,077	~~W~~	179,488	~~W~~	(54,201)	~~W~~	1,219,372	~~W~~	8,346,186	~~W~~	13,720,922

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
Translation into U.S. dollars (Note 2)	stock		surplus		adjustment		income		earnings		Total
					(In thousands)
January 1, 2008 (Reported)	US$	3,451,590	US$	72,360	US$	(15)	US$	1,620,116	US$	6,120,147	US$	11,264,198
The cumulative effect of changes in accounting policy		—		88,272		(47,786)		(42,264)		(75,055)		(76,833)

January 1, 2008 (Adjusted)		3,451,590		160,632		(47,801)		1,577,852		6,045,092		11,187,365
Net income		—		—		—		—		389,240		389,240
Dividend		—		—		—		—		(172,579)		(172,579)
Other capital surplus		—		(509)		—		—		—		(509)
Valuation using the equity method on subsidiaries		—		—		(1,205)		(957,457)		10,214		(948,448)

December 31, 2008	US$	3,451,590	US$	160,123	US$	(49,006)	US$	620,395	US$	6,271,967	US$	10,455,069

January 1, 2009 (Reported)	US$	3,451,590	US$	160,123	US$	(49,006)	US$	620,395	US$	6,271,967	US$	10,455,069
Net income		—		—		—		—		878,746		878,746
Other capital surplus		—		(6,399)		—		—		—		(6,399)
Valuation using the equity method on subsidiaries		—		—		2,585		423,946		(2,558)		423,973

December 31, 2009	US$	3,451,590	US$	153,724	US$	(46,421)	US$	1,044,341	US$	7,148,155	US$	11,751,389

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	1,026,024	~~W~~	454,478	US$	878,746	US$	389,240

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		27,086		35,254		23,199		30,194
Interest expense (amortization of discounts on debentures)		2,781		1,717		2,381		1,470
Provision for severance benefits		965		1,103		827		944
Depreciation		225		249		193		213
Amortization		6		10		5		9
Provision for possible loan losses		—		850		—		728
Other non-operating expense		818		—		700		—
Gain on valuation using the equity method of accounting		(1,312,460)		(654,032)		(1,124,066)		(560,150)
Reversal of allowance for doubtful accounts		(150)		—		(129)		—

		(1,280,729)		(614,849)		(1,096,890)		(526,592)

Changes in operating assets and liabilities:
Decrease (increase) in other receivables		(80)		969		(69)		829
Decrease in accrued dividends		14,479		—		12,401		—
Decrease in accrued income		204		156		175		134
Increase in prepaid expenses		(40)		(99)		(34)		(85)
Decrease in prepaid income tax		62		511		53		438
Retirement benefits payment		(775)		(610)		(664)		(522)
Increase in post-retirement Pension plan asset		(205)		(119)		(175)		(102)
Increase (decrease) in other payables		412		(87)		353		(75)
Increase in accrued expenses		262		6,312		224		5,406
Increase (decrease) in withholdings		239		(56)		205		(48)
Dividends on investment securities accounted for the equity method		40,476		283,101		34,664		242,465

		55,034		290,078		47,133		248,440

Net cash provided by (used in) operating activities		(199,671)		129,707		(171,011)		111,088

     (Continued)

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

					Translation into
	Korean won				U.S. dollars (Note 2)
	2009		2008		2009		2008
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of investment securities accounted for using the equity method of accounting	~~W~~	29,636	~~W~~	—	US$	25,382	US$	—
Collection of loans		70,000		—		59,952		—
Collection of guarantee deposits		—		14,000		—		11,990
Settlement amount under the condition of ex-post settlement		19,015		—		16,286		—
Increase in loans		(40,000)		(170,000)		(34,258)		(145,598)
Acquisition of investment securities accounted for using the equity method of accounting		(381,733)		(955,584)		(326,937)		(818,417)
Acquisition of fixed assets		(74)		(377)		(64)		(323)
Acquisition of intangible assets		—		(4)		—		(4)
Increase in guarantee deposits		(929)		(4,697)		(796)		(4,022)

Net cash used in investing activities		(304,085)		(1,116,662)		(260,435)		(956,374)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings in local currency		60,000		—		51,387		—
Proceeds from debentures in local currency		1,097,673		1,775,306		940,111		1,520,475
Repayment of debentures in local currency		(750,000)		(500,000)		(642,343)		(428,229)
Payment of dividends		—		(201,503)		—		(172,579)

Net cash provided by financing activities		407,673		1,073,803		349,155		919,667

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS		(96,083)		86,848		(82,291)		74,381

CASH AND BANK DEPOSITS, BEGINNING OF THE YEAR		119,350		32,502		102,218		27,837

CASH AND BANK DEPOSITS, END OF THE YEAR	~~W~~	23,267	~~W~~	119,350	US$	19,927	US$	102,218

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
1. GENERAL
(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions:Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 25 2nd-tier subsidiaries as of December 31, 2009.

Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2009, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 531,738,609 shares (65.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its significant subsidiaries as of December 31, 2009 and 2008 is as follows:

		2009		2008
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
Companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank (*1)	765,956,580	100.0	705,956,580	100.0	Dec. 31
”	Kyongnam Bank	58,049,994	99.9	58,049,994	99.9	Dec. 31
”	Kwangju Bank	49,413,333	99.9	49,413,333	99.9	Dec. 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
”	Woori F&I Co., Ltd. (*1)	6,000,000	100.0	2,000,000	100.0	Dec. 31
”	Woori Third Asset Securitization Specialty Co., Ltd. (*2)	—	—	2,000	100.0	Dec. 31
”	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Dec. 31
”	Woori Asset Management Co., Ltd. (*3)	6,662,000	100.0	4,663,400	70.0	Dec. 31
”	Woori Private Equity Co., Ltd. (*1)	4,000,000	100.0	2,000,000	100.0	Dec. 31
”	Woori Financial Co., Ltd. (*3)	8,909,439	52.5	8,499,955	50.1	Dec. 31
”	Woori Aviva Life Insurance Co., Ltd.	3,060,000	51.0	3,060,000	51.0	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31 (*9)
”	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Dec. 31 (*9)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Dec. 31 (*9)
”	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Dec. 31 (*9)
”	Woori Bank (China) Limited	—	100.0	—	100.0	Dec. 31 (*9)
”	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Dec. 31 (*9)

		2009		2008
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
Companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co., Ltd.	Woori AMC Co., Ltd. (*5)	—	—	408,000	51.0	Dec. 31
”	Woori F&I Fifth Asset Securitization Specialty (*7)	92,500	100.0	182,500	100.0	Dec. 31
”	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Dec. 31
”	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Dec. 31
”	Woori F&I Eighth Asset Securitization Specialty (*5)	—	—	140,000	100.0	Dec. 31
”	Woori F&I Tenth Asset Securitization Specialty (*4)	478,020	100.0	—	—	Dec. 31
”	Woori SB Tenth Asset Securitization Specialty	410,711	50.0	410,711	50.0	Dec. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Dec. 31
”	Woori Investment Securities Int’l Ltd. (*5)	—	—	5,788,000	100.0	Dec. 31 (*9)
”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Dec. 31 (*9)
”	Woori Investment Securities America, Inc. (*5)	—	—	300	100.0	Dec. 31 (*9)
”	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Dec. 31 (*9)
”	High Technology Venture Investment (*5)	—	—	208,000	42.9	Dec. 31 (*9)
”	Global Technology Investment (*5)	—	—	592,000	50.0	Dec. 31 (*9)
”	MARS First Private Equity Fund	18,000,000	52.9	18,000,000	52.9	Dec. 31 (*9)
”	MARS Second Private Equity Fund	25,066,666,670	8.9	25,066,666,670	8.9	Dec. 31 (*9)
”	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Dec. 31 (*9)
”	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Dec. 31 (*9)
”	Woori Absolute Asia Global Opportunity Fund (*6)	35,000	100.0	—	—	Dec. 31 (*9)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*1)	149,937	61.0	141,494	61.0	Dec. 31
Woori Private Equity Fund	Kumho Investment Bank	74,550,000	41.4	74,550,000	41.4	Dec. 31
”	Woori EL, Ltd. (*5)	—	—	1,010	100.0	Dec. 31
”	Woori Renaissance Holdings (*6)	1,260	51.6	—	—	Dec. 31
”	Phoenix Digital Tech Co., Ltd. (*8)	500,000	50.0	—	—	Dec. 31
”	Woori BK Co., Ltd. (*8)	1,000	100.0	—	—	Dec. 31 (*9)
Woori Renaissance Holdings	UP Chemical Co., Ltd.	582,371	70.0	582,371	70.0	Dec. 31 (*9)

(*1)	The investees increased their capital for the year ended December 31, 2009. As a result, the number of shares owned increased.

(*2)	Woori 3rd SPC finished the process of liquidation; therefore, it is no longer subject to consolidation for the year ended December 31, 2009.

(*3)	The number of share owned and the percentage of ownership increased due to additional acquisition.

(*4)	Woori F&I acquired 100% ownership interest of Woori F&I Tenth Asset Securitization Specialty Co., Ltd.

(*5)	Since total value of assets as of December 31, 2008 did not exceed ~~W~~10 billion, it has been excluded from subsidiaries.

(*6)	Since total value of assets as of December 31, 2008 exceeded ~~W~~10 billion, it has been included in subsidiaries.

(*7)	The investees decreased their capital for the year ended December 31, 2009. As a result, the number of shares owned decreased.

(*8)	Woori Private Equity Fund acquired respectively 50% of ownership of Phoenix Digital Tech Co., Ltd. and 100% of ownership of Woori BK Co., Ltd.

(*9)	The financial statements as of December 31, 2009 are not audited.
(3)	General information pertaining to the Company’s subsidiaries as of December 31, 2009 is set forth below:

a.	Woori Bank

Woori Bank was established in 1899 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Strategy and Finance (the “MOSF”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2009, its issued common stock amounted to ~~W~~3,479,783 million consisting of 695,956,580 shares and its issued preferred stock amounted to ~~W~~350,000 million consisting of 70,000,000 shares. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 889 branches and offices in Korea, and 12 branches and offices overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOSF. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2009, Kyongnam Bank’s common stock amounted to ~~W~~290,250 million consisting of 58,050,037 shares of common stock issued and outstanding of which the Company owns 99.99% ownership. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 148 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOSF. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2009, its common stock amounted to ~~W~~247,069 million consisting of 49,413,850 common shares issued and outstanding of which the Company owns 99.99% ownership. Kwangju Bank’s head office is located in Kwangju, Korea. Kwangju Bank has 135 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”) was established on April 17, 1989 and has been engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. As of December 31, 2009, its common stock amounted to ~~W~~4,500 million consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. (“Woori F&I”) was established on November 16, 2001 and has been engaged in the business of management, operation and disposition of securitization assets. On September 13, 2002, Woori F&I split off the asset management business segment and established Woori AMC Co., Ltd. (formerly Woori SB Asset Management Co., Ltd.). As a result, Woori F&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. As of December 31, 2009, its common stock amounted to ~~W~~30,000 million consisting of 6,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori F&I is located in Seoul, Korea.

f.	Woori Investment Securities Co., Ltd.

Woori Investment Securities Co., Ltd. (formerly “LG securities”, “Woori Investment Securities”), whose shares were listed on the Korea Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. Woori Investment Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2005 and changed its name to Woori Investment Securities. As of December 31, 2009, its issued common stock amounted to ~~W~~687,445 million consisting of 132,513,863 shares and preferred stock amounted to ~~W~~99,355 million consisting of 18,870,968 shares issued and outstanding of which the Company owns 35.0% ownership. The head office of Woori Investment Securities is located in Seoul, Korea. Woori Investment Securities has 124 branches and offices in Korea and 5 offices in overseas.

g.	Woori Asset Management Co., Ltd.

Woori Asset Management Co., Ltd. (formerly “Woori Credit Suisse Asset Management Co., Ltd”, “Woori Asset Management”) established on March 26, 1988, has been engaged in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2005. On May 31, 2005, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management Co., Ltd. On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Asset Management to Credit Suisse and ~~W~~34,604 million of gain on the disposal of ownership interest in Woori CS was recorded as accumulated other comprehensive income and subsequently, Woori Asset Management changed its name to Woori CS. In addition, at the directors’ meeting on May 13, 2009 droved forward the cancellation of shareholder’s contract between Woori Finance Holdings CO., Ltd and Credit Suisse Asset Management International Holding. Accordingly, the company changed its name from Woori Credit Suisse Asset Management Co., Ltd to Woori Asset Management, Woori Finances Holdings Co., Ltd acquired 1,998,600 shares from Credit Suisse Asset Management International Holding (30% of total issued stocks) on October 28, 2009.

As of December 31, 2009, the number of issued and outstanding common shares and contributed capital of Woori Asset Management are 6,662,000 shares and ~~W~~33,310 million, respectively, which the Company owns 100% of the common shares. The head office of Woori Asset Management is located in Seoul, Korea.

h.	Woori Private Equity Co., Ltd.

Woori Private Equity Co., Ltd. (“Woori PE”), established on October 24, 2005, has been engaged in direct investment in a private equity fund or investment advisory and management services. As of December 31, 2009, its common stock amounted to ~~W~~20,000 million consisting of 4,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori PE is located in Seoul, Korea.

i.	Woori Financial Co., Ltd.

Woori Financial Co., Ltd. (formerly “Hanmi Capital”, “Woori Financial”), established on September 1989, has been engaged in lease, installment and factoring business. On September 14, 2007, the Company acquired 8,499,955 shares of Hanmi Capital at ~~W~~271,149 million. On October 26, 2007, Hanmi Capital changed its corporate name into Woori Financial. As of December 31, 2009, the number of issued and outstanding common shares and contributed capital of Woori Financial are 16,963,128 shares and ~~W~~84,816 million, respectively, which the Company owns 52.5% of the common shares. The office of Woori Financial is located in Suwon, Korea and Woori Financial has 13 domestic branches in Korea.

j.	Woori Aviva Life Insurance Co., Ltd.

Woori Aviva Life Insurance Co., Ltd. (formerly “LIG Life Insurance”, “Woori Aviva”), established on March 4, 1988, has been engaged in life insurance and the related reinsurance business. On April 4, 2008, the Company acquired 3,060,000 shares of LIG Life Insurance at ~~W~~75,584 million and LIG Life Insurance changed its corporate name to Woori Aviva. As of December 31, 2009, the number of issued and outstanding common shares and contributed capital of Woori Aviva are 6,000,000 shares and ~~W~~30,000 million, respectively. The Company owns 51.0% of Woori Aviva’s outstanding common shares. The office of Woori Aviva is located in Busan, Korea and Woori Aviva has 42 domestic branches in Korea.

(4)	General information pertaining to the Company’s 2nd -tier subsidiaries as of December 31, 2009 is as follows:

a.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“Woori CI”) was established on March 15, 1991 and has been engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. As of December 31, 2009, the common stock of Woori CI amounted to ~~W~~5,040 million consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of Woori CI is located in Seoul, Korea. Woori CI has 16 branches and offices in Korea.

b.	Woori America Bank

Woori America Bank (“Woori America”) was established on January 7, 1984 and has been engaged in the banking business in New York, U.S.A. Woori America merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2009, its common stock amounted to US$60,000 thousand consisting of 10,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.

c.	PT. Bank Woori Indonesia

PT.  Bank Woori Indonesia (“Woori Indonesia”) was established on June 18, 1992 and has been engaged in the banking business in Indonesia. As of December 31, 2009, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2% ownership.

d.	Woori Private Equity Fund

Woori Private Equity Fund (“Woori PEF”) was established on July 6, 2006, based on the Act on Capital Market and Financial Investment Business and has been engaged in investments by private funding and intends to offer an investment return to investors by enhancing the investees’ value by participation in investees’ management and restructuring. As of December 31, 2009, the common stock of Woori PEF amounted to ~~W~~245,651 million consisting of 245,651 shares of which the Company’s subsidiaries own 61.0% of Woori PEF. The office of Woori PEF is located in Seoul, Korea.

e.	The information of other 2nd — tier subsidiaries as of December 31, 2009 is as follows (Korean won in millions and U.S. dollar, EURO, HKD, CNY and RUB in thousands):

	Main			Number of	Date of
Subsidiaries	business	Capital		issued shares	Establishment	Location
Woori Global Market Asia Limited	Financial business	HKD	39,000	39,000,000	2006.08.23	Hong Kong, China
Woori Bank (China) Limited	Banking	CNY	2,400,000	—	2007.10.26	Beijing, China
ZAO Woori Bank	Banking	RUB	500,000	20,000,000	2007.11.22	Moscow, Russia
Woori F&I Fifth Asset Securitization Specialty	Asset Securitization	~~W~~	463	92,500	2007.05.23	Seoul, Korea
Woori F&I Sixth Asset Securitization Specialty	Asset Securitization	~~W~~	494	98,780	2007.12.12	Seoul, Korea
Woori F&I Seventh Asset Securitization Specialty	Asset Securitization	~~W~~	527	105,300	2007.12.12	Seoul, Korea
Woori F&I Tenth Asset Securitization Specialty	Asset Securitization	~~W~~	2,390	478,020	2009.03.10	Seoul, Korea
Woori SB Tenth Asset Securitization Specialty	Asset Securitization	~~W~~	4,107	821,421	2008.06.27	Seoul, Korea
Woori Futures Co., Ltd.	Futures trading	~~W~~	25,000	5,000,000	1992.07.10	Seoul, Korea
Woori Investment Securities (H.K.) Ltd.	Securities	USD	22,500	22,500,000	1995.03.06	Hong Kong, China
LG Investment Holding B.V. (Amsterdam) GG	Securities investments	EURO	16,424	1,642,398,242	1996.10.18	Amsterdam, Holland
MARS First Private Equity Fund	Other financial business	~~W~~	34,000	34,000,000	2005.01.26	Seoul, Korea
MARS Second Private Equity Fund	Other financial business	~~W~~	282,000	282,000,000,000	2007.02.08	Seoul, Korea
Connacht Capital Market Investment	Securities investments	USD	150	15,000,000	1996.05.08	Malaysia
Woori Investment Asia Pte. Ltd.	Investments	USD	50,000	50,000,000	2007.09.20	Singapore
Woori Absolute Asia Global Opportunity Fund	Securities investments	USD	35,000	35,000	2008.07.21	Caymon Island
Kumho Investment Bank	Credit financial business	~~W~~	89,951	179,902,850	1974.06.29	Kwangju, Korea
Woori Renaissance Holdings	Other financial business	~~W~~	24	2,440	2008.03.31	Seoul, Korea
Phoenix Digital Tech Co., Ltd.	Manufacturing	~~W~~	5,000	1,000,000	1992.05.15	Chungcheongdo, Korea
Woori BK Co.,Ltd.	Other financial business	~~W~~	10	1,000	2009.12.10	Seoul, Korea
UP Chemical Co.,Ltd.	Manufacturing	~~W~~	4,160	831,934	1998.08.13	Seoul, Korea

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statement Presentation
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,167.60 to US$1.00 at December 31, 2009, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
The accompanying non-consolidated financial statements were approved by the board of directors on February 10, 2010.
The significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized below. Due to the amendment to the Act on External Audit for Stock Companies, the Company has renamed the balance sheets to the statements of financial position as of December 31, 2009 and 2008.
a.	Investment securities accounted for using the equity method of accounting
If the Company owns 20% or more of the voting shares of its investees, either directly or indirectly, the Company is presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities.
The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as a gain.
The Company’s interest in net assets of investees is added to or deducted from the investment securities. The Company’s interest in net income or net loss of investees is reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or other capital accounts of the investees are reflected in the capital adjustment account of the Company.
b.	Allowance for possible loan losses
The Company provides an allowance for possible loan losses based on management’s analysis of the borrowers’ capacity to repay and prior bad debt experience. The allowance for possible loan losses is presented as a deduction from loans.

c.	Fixed assets and depreciation
Fixed assets are recorded at acquisition cost, and expenditures that increase future economic benefits beyond its most recently assessed standard of performance are capitalized as additions to fixed assets.
Depreciation is computed using the straight-line method for leasehold improvements and the declining balance method for all other assets based on the estimated useful lives of the assets. The estimated useful life is 5 years for fixed assets.
d.	Intangible assets
Intangible assets are recorded at acquisition cost. Intangible assets are amortized using the straight-line method over the estimated useful life of 5 years.
e.	Amortization of discount on debentures
Discounts on debentures issued are presented as deductions from the debentures. Discounts are accreted over the period from issuance to maturity using the effective interest rate method. Accretion of discounts is recognized as interest expense on the debentures.
f.	Accrued severance benefits
In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance benefit payments upon termination. Before the beginning of 2008, deposits for severance benefits, which would be directly paid to employees, were recorded as deductions from accrued severance benefits. Beginning in 2007, deposits for severance benefits have been transferred to defined benefit post-retirement pension plan assets which are presented as deductions from accrued severance benefits (Note 8).
g.	Income tax expense and deferred tax asset (liability)
Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets or liabilities. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.

3. INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING
(1)	Changes in investment securities accounted for using the equity method of accounting for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

			Gain (loss)
			on valuation using		Other				Other
			the equity		comprehensive				increase
<2009>	Jan.1, 2009		method (*)		income (*)		Dividends		(decrease)		Dec.31, 2009
Woori Bank	~~W~~	11,900,128	~~W~~	952,362	~~W~~	475,591	~~W~~	(2,455)	~~W~~	296,198	~~W~~	13,621,824
Kyongnam Bank		1,245,318		191,438		6,653		—		252		1,443,661
Kwangju Bank		920,938		61,980		(6,886)		—		252		976,284
WFIS		13,076		1,935		2		—		—		15,013
Woori F&I		139,999		24,097		(6,295)		(11,267)		20,029		166,563
Woori 3rd SPC		—		38,328		(8,692)		—		(29,636)		—
Woori Investment Securities		709,114		36,686		34,269		(25,479)		192		754,782
Woori Asset Management		41,296		4,315		—		—		21,845		67,456
Woori PE		12,844		1,320		103		—		9,979		24,246
Woori Financial		228,456		(24,589)		(1,085)		(1,275)		5,839		207,346
Woori Aviva		74,187		(2,498)		1,340		—		(126)		72,903

	~~W~~	15,285,356	~~W~~	1,285,374	~~W~~	495,000	~~W~~	(40,476)	~~W~~	324,824	~~W~~	17,350,078

			Gain (loss)
			on valuation using			Other			Other
			the equity			comprehensive			increase
<2008>	Jan.1, 2008		method (*)			income (*)	Dividends		(decrease)		Dec.31, 2008
Woori Bank	~~W~~	12,196,954	~~W~~	250,120	~~W~~	(1,056,639)	~~W~~	(200,326)	~~W~~	710,019	~~W~~	11,900,128
Kyongnam Bank		923,555		211,607		10,468		—		99,688		1,245,318
Kwangju Bank		726,256		103,246		11,568		—		79,868		920,938
WFIS		10,080		2,995		1		—		—		13,076
Woori F&I		144,746		22,801		(7,308)		(20,174)		(66)		139,999
Woori 3rd SPC		1,885		(153)		(41,122)		—		39,390		—
Woori Investment Securities		735,983		61,688		(37,773)		(50,957)		173		709,114
Woori Asset Management		49,895		495		—		(9,094)		—		41,296
Woori PE		11,949		1,081		(95)		—		(91)		12,844
Woori Financial		261,408		(32,919)		2,186		(2,550)		331		228,456
Woori Aviva		—		(2,183)		786		—		75,584		74,187

	~~W~~	15,062,711	~~W~~	618,778	~~W~~	(1,117,928)	~~W~~	(283,101)	~~W~~	1,004,896	~~W~~	15,285,356

(*)	Gain or loss on valuation using the equity method and changes in equity of investees using the equity method is represented in total amount segregated by each investee.

(2)	The details of other increase or decrease for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

							Other
	Capital		Capital		Retained		non-operating		Acquisition/
<2009>	surplus		adjustment		earnings		expenses		Others		Total
Woori Bank	~~W~~	(895)	~~W~~	898	~~W~~	(2,987)	~~W~~	(818)	~~W~~	300,000	~~W~~	296,198
Kyongnam Bank		71		181		—	—			—		252
Kwangju Bank		71		181		—	—			—		252
Woori F&I		34		(5)		—	—			20,000		20,029
Woori 3rd SPC		—		—		—	—			(29,636)		(29,636)
Woori Investment Securities		(13)		205		—	—			—		192
Woori Asset Management		(26,005)		—						47,850		21,845
Woori PE		34		(55)		—	—			10,000		9,979
Woori Financial		217		1,613		—	—			4,009		5,839
Woori Aviva		—		—		—	—			(126)		(126)

	~~W~~	(26,486)	~~W~~	3,018	~~W~~	(2,987)	~~W~~	(818)	~~W~~	352,097	~~W~~	324,834

	Capital		Capital		Retained		Acquisition/
<2008>	surplus		adjustment		earnings		Others		Total
Woori Bank	~~W~~	(1,102)	~~W~~	(803)	~~W~~	11,924	~~W~~	700,000	~~W~~	710,019
Kyongnam Bank		(150)		(162)		—		100,000		99,688
Kwangju Bank		30		(162)		—		80,000		79,868
Woori F&I		15		(81)		—		—		(66)
Woori 3rd SPC		—		—		—		39,390		39,390
Woori Investment Securities		365		(192)		—		—		173
Woori PE		9		(100)		—		—		(91)
Woori Financial		238		93		—		—		331
Woori Aviva		—		—		—		75,584		75,584

	~~W~~	(595)	~~W~~	(1,407)	~~W~~	11,924	~~W~~	994,974	~~W~~	1,004,896

(3)	The details of changes in the difference between the acquisition costs and the proportionate net asset values on the acquisition date for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Woori F&I	~~W~~	61	~~W~~	—	~~W~~	5	~~W~~	56
Woori Investment Securities		(2,245)		—		(22)		(2,223)
Woori Financial		144,114		—		38,430		105,684
Woori Aviva		31,058		(126)		7,299		23,633

	~~W~~	172,988	~~W~~	(126)	~~W~~	45,712	~~W~~	127,150

	Jan. 1, 2008		Acquisition		Amortization		Dec. 31, 2008
Woori F&I	~~W~~	66	~~W~~	—	~~W~~	5	~~W~~	61
Woori Investment Securities		(2,355)		—		(110)		(2,245)
Woori Financial		182,544		—		38,430		144,114
Woori Aviva		—		36,539		5,481		31,058

	~~W~~	180,255	~~W~~	36,539	~~W~~	43,806	~~W~~	172,988

(4)	The details of unrealized gains (losses) from transactions among subsidiaries for the year ended December 31, 2009 are as follows (Korean won in millions):

	Jan. 1, 2009		Realized		Incurred		Dec. 31, 2009
Woori Bank	~~W~~	(9,079)	~~W~~	2,206	~~W~~	11,048	~~W~~	4,175
Kyongnam Bank		(84)		84		360		360
Kwangju Bank		1,284		1,081		—		2,365
WFIS		3,124		513		5		3,642
Woori F&I		—		—		200		200
Woori Investment Securities		(158)		36		—		(122)
Woori Financial		850		(76)		(350)		424
Woori Aviva		56		(56)		—		—

	~~W~~	(4,007)	~~W~~	3,788	~~W~~	11,263	~~W~~	11,044

(5)	The market values of Woori Investment Securities and Woori Financial are ~~W~~771,311 million (~~W~~16,650 per share) and ~~W~~88,025 million (~~W~~9,880 per share), respectively, as of December 31, 2009.
4. LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES
(1)	Loans as of December 31, 2009 and 2008 are as follows (Korean won in millions):

	Issuance	Maturity	Annual interest
	date	date	rate (%)	2009		2008
Woori Financial	2008.11.03	2010.10.19	5.47	~~W~~	30,000	~~W~~	50,000
”	2008.11.10	2009.10.19	4.94		—		50,000
”	2008.12.26	2010.10.19	5.47		70,000		70,000
Woori F&I	2009.03.27	2012.03.27	6.80		40,000		—

					140,000		170,000
Allowance for possible loan losses					(700)		(850)

				~~W~~	139,300	~~W~~	169,150

5. FIXED ASSETS AND INTANGIBLE ASSETS
(1)	Changes in fixed assets for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

	Jan. 1, 2009		Acquisition		Disposition		Depreciation		Dec. 31, 2009
Furniture and equipment	~~W~~	384	~~W~~	55	~~W~~	—	~~W~~	183	~~W~~	256
Leasehold improvements		155		19		—		42		132
Others		27		—		—		—		27

	~~W~~	566	~~W~~	74	~~W~~	—	~~W~~	225	~~W~~	415

	Jan. 1, 2008		Acquisition		Disposition		Depreciation		Dec. 31, 2008
Furniture and equipment	~~W~~	353	~~W~~	246	~~W~~	—	~~W~~	215	~~W~~	384
Leasehold improvements		58		131		—		34		155
Others		27		—		—		—		27

	~~W~~	438	~~W~~	377	~~W~~	—	~~W~~	249	~~W~~	566

(2)	Changes in intangible assets for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Software	~~W~~	3	~~W~~	—	~~W~~	1	~~W~~	2
Industrial property rights		11		—		5		6

	~~W~~	14	~~W~~	—	~~W~~	6	~~W~~	8

	Jan. 1, 2008		Acquisition		Amortization		Dec. 31, 2008
Software	~~W~~	2	~~W~~	3	~~W~~	2	~~W~~	3
Industrial property rights		18		1		8		11

	~~W~~	20	~~W~~	4	~~W~~	10	~~W~~	14

As of December 31, 2009 and 2008, accumulated amortization of software amounted to ¢æ35 million and ~~W~~34 million, respectively, and accumulated amortization of industrial property rights amounted to ~~W~~82 million and ~~W~~77 million, respectively.
6. OTHER ASSETS
Other assets as of December 31, 2009 and 2008 are as follows (Korean won in millions):

	2009		2008
Guarantee deposits (Note 16)	~~W~~	31,645	~~W~~	30,716
Other receivables (Note 16)		81		1
Dividend receivables		—		14,479
Accrued income (Note 16)		12		216
Prepaid expenses		322		282
Income tax refund receivables		—		62
Intangible assets (Note 5)		8		14

	~~W~~	32,068	~~W~~	45,770

7. BORROWINGS AND DEBENTURES
(1)	Borrowings in local currency as of December 31, 2009 are as follows (Korean won in millions):

	Annual interest
Lender	rate (%)	Maturity	Line of credit		Amounts
Hana Bank	CD(3M)+2.5	Jul. 14, 2010	~~W~~	100,000	~~W~~	50,000
Kookmin Bank	5.3	Jun. 17, 2010		150,000		10,000

			~~W~~	250,000	~~W~~	60,000

(2)	Debentures in local currency as of December 31, 2009 and 2008 are as follows (Korean won in millions):

		Annual
	Issuance	interest
	date	rate (%)	Maturity	2009		2008
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009	~~W~~	—	~~W~~	370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		—		230,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		160,000
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
The 21th bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		200,000
The 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010		50,000		50,000
The 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
The 23-1rd bonds	Dec. 9, 2008	7.96	Dec. 9, 2010		210,000		210,000
The 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
The 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
The 24th bonds	Dec. 17, 2008	6.75	Dec. 17, 2009		—		150,000
The 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		50,000		—
The 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		—
The 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		—
The 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015		300,000		—
The 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		—
The 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		—
The 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012		60,000		—
The 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013		140,000		—

					3,750,000		3,400,000
Less: discounts					(5,844)		(6,298)

				~~W~~	3,744,156	~~W~~	3,393,702

(*)	All debentures above are in terms of bullet repayment.

8. ACCRUED SEVERANCE BENEFITS
Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to ~~W~~2,175 million and ~~W~~1,985 million as of December 31, 2009 and 2008, respectively.
The details of changes in the accrued severance benefits for years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

	2009		2008
January 1	~~W~~	1,985	~~W~~	1,492
Provision for severance benefits (Note 13)		965		1,103
Retirement indemnities payment		(775)		(610)

December 31	~~W~~	2,175	~~W~~	1,985

As of December 31, 2009 and 2008, the Company has deposited post-retirement pension plan assets at Woori Bank and the pension plan assets amounting to ~~W~~1,414 million and ~~W~~1,209 million, respectively, are presented as a deduction from accrued severance benefits. As of December 31, 2009, post-retirement pension plan assets consist of beneficiary certificates and time deposits amounted to ~~W~~146 million and ~~W~~1,268 million.
9. OTHER LIABILITIES
Other liabilities as of December 31, 2009 and 2008 are as follows (Korean won in millions):

	2009		2008
Accrued severance benefits (Note 8)	~~W~~	2,175	~~W~~	1,985
Post-retirement pension plan assets (Notes 8 and 16)		(1,414)		(1,209)
Other payables		758		346
Accrued expenses		18,070		17,808
Withholdings		461		222

	~~W~~	20,050	~~W~~	19,152

10. SHAREHOLDERS’ EQUITY
(1)	The authorized shares and issued shares of common stock as of December 31, 2009 and 2008 are as follows:

	2009		2008
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	The changes in the capital stock of the Company for the period from its incorporation to December 31, 2009 are as follows (Korean won in millions):

					Paid-in capital in
		Number of			excess of
Date	Description	shares issued	Capital stock		par value
March 27, 2001	Establishment	727,458,609	~~W~~	3,637,293	~~W~~	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds	9,559,782		47,799		24,710
	Acquisition of common shares of Woori Asset Management	—		—		(24,537)

2006.12.31		806,015,340	~~W~~	4,030,077	~~W~~	84,488

2009.12.31		806,015,340	~~W~~	4,030,077	~~W~~	84,488

(3)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching to an amount equal to the Company’s contributed capital, whenever dividends are declared.

(4)	The Company held 2,560 shares of treasury stock as of December 31, 2009 and 2008.

(5)	The changes in retained earnings from December 31, 2008 to December 31, 2009 are as follows (Korean won in millions):

	2008
Balance — December 31, 2008	~~W~~	379,849
Appropriations:		—
Dividend		—
Voluntary reserve		(379,000)
Increase by using the equity method of accounting		(2,987)
Net income for the year ended December 31, 2009		1,026,024

Balance — December 31, 2009	~~W~~	1,023,886

(6)	Dividend to net income ratio for the years ended December 31, 2009 is as follows:

	2009
The number of issued shares		806,015,340
The number of treasury stocks		2,560
Shares subject to dividend		806,012,780

Dividend per share	~~W~~	100
Par value	~~W~~	5,000
Dividend ratio per share		2.0%

Gross dividend	~~W~~	80,601 million
Net income	~~W~~	1,026,024 million
Dividend ratio by net income		7.86%

11. INCOME TAX EXPENSE
(1)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

									Deferred tax
									assets
<2009>	Jan. 1, 2009		Decrease		Increase		Dec. 31, 2009		(liabilities)
Investment securities	~~W~~	(6,334,148)	~~W~~	(70,710)	~~W~~	(1,273,315)	~~W~~	(7,536,753)	~~W~~	(*1) (53,563)
Accrued expenses		1,820		1,820		2,043		2,043		494
Accrued severance benefits		1,374		229		378		1,523		335
Employee retirement deposits		(1,209)		(229)		(434)		(1,414)		(311)
Depreciation		10		4		1		7		2
Dividend receivable		39,390		39,390		—		—		—
Other comprehensive income due to the equity method of accounting		(910,340)		—		(480,224)		(1,390,564)		(*1) (12,400)
Gain on disposal of investments using the equity method		34,604		34,604		—		—		—
Others		2		2		—		—		—

	~~W~~	(7,168,497)	~~W~~	5,110	~~W~~	(1,751,551)	~~W~~	(8,925,158)	~~W~~	(65,443)

Tax loss carry-forwards	~~W~~	303,186	~~W~~	22,414	~~W~~	227,374	~~W~~	508,146	~~W~~	111,792

									Deferred tax
									assets
<2008>	Jan. 1, 2008		Decrease		Increase		Dec. 31, 2008		(liabilities)
Investment securities	~~W~~	(6,080,436)	~~W~~	(400,320)	~~W~~	(654,032)	~~W~~	(6,334,148)	~~W~~	(*1)(14,947)
Accrued expenses		2,188		2,188		1,820		1,820		440
Accrued severance benefits		970		225		629		1,374		302
Employee retirement deposits		(970)		(225)		(464)		(1,209)		(266)
Depreciation		4		1		7		10		2
Long-term receivables		(908)		(908)		—		—		—
Dividend receivable		—		—		39,390		39,390		8,666
Long-term accrued expenses		1,459		1,459		—		—		—
Other comprehensive income due to the equity method of accounting		(1,992,955)		(1,185,086)		(102,471)		(910,340)		(*1)(39,297)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		7,613
Accrued income		(367)		(367)		—		—		—
Others		—		—		2		2		—

	~~W~~	(8,036,411)	~~W~~	(1,583,033)	~~W~~	(715,119)	~~W~~	(7,168,497)	~~W~~	(37,487)

Tax loss carry-forwards	~~W~~	262,991	~~W~~	48,398	~~W~~	88,593	~~W~~	303,186	~~W~~	66,701

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2004		22,414		—		22,414		—	Dec. 31, 2009
2005		112,067		—		—		112,067	Dec. 31, 2010
2006		22,324		—		—		22,324	Dec. 31, 2011
2007		57,788		—		—		57,788	Dec. 31, 2012
2008		88,593		—		—		88,593	Dec. 31, 2013
2009		227,374		—		—		227,374	Dec. 31, 2019

	~~W~~	530,560	~~W~~	—	~~W~~	22,414	~~W~~	508,146

(*1)	Adjusted based on the reported tax returns
12. STATEMENTS OF CASH FLOWS
The significant transactions without cash flows for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

Transactions	2009		2008
Other comprehensive income due to the equity method of accounting	~~W~~	495,000	~~W~~	(1,117,928)
Change in retained earnings due to the equity method of accounting		(2,987)		11,924
13. GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the years ended December 31, 2009 and 2008 are summarized as follows (Korean won in millions):

	2009		2008
Salaries, wages and bonuses (Note 21)	~~W~~	14,537	~~W~~	13,027
Provision for severance benefits (Notes 8 and 21)		965		1,103
Fringe benefits (Note 21)		1,625		1,377
Rent (Notes 16 and 21)		1,076		927
Entertainment		913		974
Depreciation (Notes 5 and 21)		225		249
Amortization (Notes 5 and 21)		6		10
Taxes and dues (Note 21)		83		146
Advertising		196		362
Travel		494		552
Telecommunications		194		187
Service fees (Note 16)		2,775		2,540
Suppliers		145		164
Others (Note 16)		1,846		1,632

	~~W~~	25,080	~~W~~	23,250

14. FINANCIAL INFORMATION OF SUBSIDIARIES
(1)	The condensed statements of financial position of subsidiaries as of December 31, 2009 and 2008 are as follows (Korean won in millions):

					Total
<2009>	Total assets		Total liabilities		shareholders’ equity
Woori Bank	~~W~~	226,787,908	~~W~~	213,152,942	~~W~~	13,634,966
Kyongnam Bank		20,508,278		19,064,214		1,444,064
Kwangju Bank		15,906,138		14,932,171		973,967
WFIS		221,876		210,505		11,371
Woori F&I		549,315		368,029		181,286
Woori Investment Securities		16,102,911		13,491,834		2,611,077
Woori Asset Management		89,595		22,138		67,457
Woori PE		2,003,443		1,589,549		413,894
Woori Financial		2,151,217		1,939,811		211,406
Woori Aviva		1,640,793		1,562,663		78,130

	~~W~~	285,961,474	~~W~~	266,333,856	~~W~~	19,627,618

					Total
<2008>	Total assets		Total liabilities		shareholders’ equity
Woori Bank	~~W~~	232,490,475	~~W~~	220,563,989	~~W~~	11,926,486
Kyongnam Bank		20,811,587		19,566,185		1,245,402
Kwangju Bank		15,727,354		14,807,700		919,654
WFIS		238,481		228,528		9,953
Woori F&I		396,992		234,303		162,689
Woori 3rd SPC		14,500		53,890		(39,390)
Woori Investment Securities		17,710,022		15,200,291		2,509,731
Woori Asset Management		79,690		20,696		58,994
Woori PE		1,519,475		1,250,308		269,167
Woori Financial		1,802,189		1,617,461		184,728
Woori Aviva		1,480,961		1,416,045		64,916

	~~W~~	292,271,726	~~W~~	274,959,396	~~W~~	17,312,330

(2)	The condensed statements of operations of subsidiaries for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

	Operating		Operating		Operating		Ordinary		Net income
<2009>	revenue		expenses		income (loss)		income (loss)		(loss)
Woori Bank	~~W~~	44,269,463	~~W~~	43,197,914	~~W~~	1,071,549	~~W~~	1,206,618	~~W~~	953,830
Kyongnam Bank		1,835,951		1,579,481		256,470		256,450		193,618
Kwangju Bank		1,229,655		1,142,142		87,513		82,978		62,003
WFIS		281,219		279,288		1,931		1,942		1,416
Woori F&I		72,633		53,583		19,050		26,986		23,996
Woori Investments Securities		5,357,858		5,226,290		131,568		124,686		111,514
Woori Asset Management		39,924		24,041		15,883		10,845		8,462
Woori PE		367,277		324,076		43,201		15,258		1,310
Woori Financial		254,065		220,179		33,886		33,647		25,732
Woori Aviva		797,202		784,308		12,894		14,177		10,476

	~~W~~	54,505,247	~~W~~	52,831,302	~~W~~	1,673,945	~~W~~	1,773,587	~~W~~	1,392,357

	Operating		Operating		Operating		Ordinary		Net income
<2008>	revenue		expenses		income (loss)		income (loss)		(loss)
Woori Bank	~~W~~	75,288,814	~~W~~	74,740,404	~~W~~	548,410	~~W~~	607,319	~~W~~	233,976
Kyongnam Bank		2,710,296		2,430,177		280,119		284,429		210,202
Kwangju Bank		1,353,323		1,208,047		145,276		145,091		103,358
WFIS		270,395		266,726		3,669		4,027		2,420
Woori F&I		66,079		39,881		26,198		33,061		22,892
Woori 3rd SPC		3		155		(152)		(153)		(153)
Woori Investments Securities		6,738,796		6,471,582		267,214		267,131		201,372
Woori Asset Management		44,269		26,614		17,655		2,792		707
Woori PE		230,145		233,252		(3,107)		1,083		1,093
Woori Financial		237,064		220,196		16,868		16,729		12,503
Woori Aviva		513,072		509,681		3,391		7,673		6,598

	~~W~~	87,452,256	~~W~~	86,146,715	~~W~~	1,305,541	~~W~~	1,369,182	~~W~~	794,968

(3)	Significant liabilities and assets of the Company and its subsidiaries as of December 31, 2009 and 2008 are summarized as follows (Korean won in millions):
1)	Significant liabilities

<2009>	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	~~W~~	—	~~W~~	60,000	~~W~~	3,744,156	~~W~~	3,804,156
Woori Bank		151,830,534		20,103,010		27,422,953		199,356,497
Kyongnam Bank		13,577,524		2,410,069		1,856,775		17,844,368
Kwangju Bank		11,255,669		1,991,425		1,069,677		14,316,771
WFIS		—		64,100		—		64,100
Woori F&I		—		216,108		144,627		360,735
Woori Investment Securities		1,505,967		9,195,567		1,098,290		11,799,824
Woori PE		1,178,219		249,864		52,665		1,480,748
Woori Financial		—		406,286		1,325,187		1,731,473
Woori Aviva		—		33,700		—		33,700

	~~W~~	179,347,913	~~W~~	34,730,129	~~W~~	36,714,330	~~W~~	250,792,372

<2008>	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	~~W~~	—	~~W~~	—	~~W~~	3,393,702	~~W~~	3,393,702
Woori Bank		143,508,573		20,212,737		31,584,369		195,305,679
Kyongnam Bank		13,543,248		2,592,945		2,025,568		18,161,761
Kwangju Bank		10,878,395		2,130,072		1,111,515		14,119,982
WFIS		—		120,000		—		120,000
Woori F&I		—		225,258		—		225,258
Woori Investment Securities		2,340,526		8,919,618		998,573		12,258,717
Woori PE		801,835		324,289		39,329		1,165,453
Woori Financial		—		511,055		938,771		1,449,826
Woori Aviva		—		33,700		—		33,700

	~~W~~	171,072,577	~~W~~	35,069,674	~~W~~	40,091,827	~~W~~	246,234,078

2)	Significant assets

	Cash and due
<2009>	from banks		Securities		Loans		Total
Woori Finance Holdings	~~W~~	23,267	~~W~~	17,350,078	~~W~~	139,300	~~W~~	17,512,645
Woori Bank		16,423,075		31,278,324		167,148,670		214,850,069
Kyongnam Bank		905,625		3,329,979		15,034,331		19,269,935
Kwangju Bank		1,235,796		3,288,196		10,765,744		15,289,736
WFIS		245		114		—		359
Woori F&I		16,142		134,177		241,171		391,490
Woori Investment Securities		2,286,537		11,309,191		1,041,399		14,637,127
Woori Asset Management		58,375		13,862		1,169		73,406
Woori PE		217,120		522,295		630,115		1,369,530
Woori Financial		76,260		14,836		1,938,147		2,029,243
Woori Aviva		76,482		1,034,582		176,981		1,288,045

	~~W~~	21,318,924	~~W~~	68,275,634	~~W~~	197,117,027	~~W~~	286,711,585

	Cash and due
<2008>	from banks		Securities		Loans		Total
Woori Finance Holdings	~~W~~	119,350	~~W~~	15,285,356	~~W~~	169,150	~~W~~	15,573,856
Woori Bank		14,991,465		27,312,897		168,734,756		211,039,118
Kyongnam Bank		1,410,168		4,012,502		14,147,730		19,570,400
Kwangju Bank		1,120,351		3,251,553		10,661,601		15,033,505
WFIS		17,361		89		—		17,450
Woori F&I		19,284		64,384		88,528		172,196
Woori 3rd SPC		187		14,313		—		14,500
Woori Investment Securities		2,600,612		11,217,162		1,289,099		15,106,873
Woori Asset Management		61,925		302		956		63,183
Woori PE		151,879		590,516		516,197		1,258,592
Woori Financial		29,056		10,893		1,589,166		1,629,115
Woori Aviva		54,789		720,734		168,471		943,994

	~~W~~	20,576,427	~~W~~	62,480,701	~~W~~	197,365,654	~~W~~	280,422,782

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of December 31, 2009 and 2008 are summarized as follows (Korean won in millions):

	Loans subject to allowance				Percentage of
	for possible				allowance
<2009>	loan losses		Allowance		to loans (%)
Woori Bank	~~W~~	170,219,685	~~W~~	3,071,015	1.8
Kyongnam Bank		15,238,696		204,365	1.3
Kwangju Bank		10,976,560		210,816	1.9
Woori F&I		245,066		3,895	1.6
Woori Investment Securities		1,183,249		141,850	12.0
Woori Asset Management		1,175		6	0.5
Woori PE		657,785		27,670	4.2
Woori Financial		1,976,605		38,458	1.9
Woori Aviva		180,062		3,081	1.7

	~~W~~	200,678,883	~~W~~	3,701,156	1.8

	Loans subject to allowance				Percentage of
	for possible				allowance
<2008>	loan losses		Allowance		to loans (%)
Woori Bank	~~W~~	171,693,722	~~W~~	2,958,966	1.7
Kyongnam Bank		14,352,454		204,725	1.4
Kwangju Bank		10,833,556		171,955	1.6
Woori F&I		88,973		445	0.5
Woori Investment Securities		1,406,091		116,992	8.3
Woori Asset Management		961		5	0.5
Woori PE		526,417		10,220	1.9
Woori Financial		1,613,425		24,260	1.5
Woori Aviva		171,652		3,181	1.9

	~~W~~	200,687,251	~~W~~	3,490,749	1.7

15. CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES
Contributions to net income of the Company by subsidiaries for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

	2009		Ratio (%)	2008		Ratio (%)
Woori Bank	~~W~~	952,362	74.1	~~W~~	250,120	40.4
Kyongnam Bank		191,438	14.9		211,607	34.2
Kwangju Bank		61,980	4.8		103,246	16.7
WFIS		1,935	0.2		2,995	0.5
Woori F&I		24,097	1.9		22,801	3.7
Woori 3rd SPC		38,328	3.0		(153)	—
Woori Investment Securities		36,686	2.8		61,688	10.0
Woori Asset Management		4,315	0.3		495	0.1
Woori PE		1,320	0.1		1,081	0.2
Woori Financial		(24,589)	(1.9)		(32,919)	(5.3)
Woori Aviva		(2,498)	(0.2)		(2,183)	(0.5)

Gain on valuation using the equity method of accounting		1,285,374	100.0		618,778	100.0
Other income		15,668			12,692
Other expenses		275,018			176,992

Net income	~~W~~	1,026,024		~~W~~	454,478

16. TRANSACTIONS WITH RELATED PARTIES

(1)	The related parties of the Company as of December 31, 2009 are as follows:

Company name
Majority shareholder	Korea Deposit Insurance Corporation
Subsidiaries and	Woori Bank
2nd-tier subsidiaries	Kyongnam Bank
Kwangju Bank
Woori Finance Information System Co., Ltd.
Woori F&I Co., Ltd.
Woori Investment Securities Co., Ltd.
Woori Asset Management
Woori Private Equity Co., Ltd.
Woori Financial Co., Ltd.
Woori Aviva Life Insurance Co., Ltd.
Woori credit information
Woori America Bank
PT. Bank Woori Indonesia
Woori Global Market Asia Limited
Woori Bank (China) Limited
ZAO Woori Bank
Woori F&I Fifth Asset Securitization Specialty
Woori F&I Sixth Asset Securitization Specialty
Woori F&I Seventh Asset Securitization Specialty
Woori SB Tenth Asset Securitization Specialty
Woori F&I Tenth Asset Securitization Specialty
Woori Futures Co., Ltd.
Woori Investment Securities (H.K.) Ltd.
LG Investments Holding B.V. (Amsterdam) GG
MARS First Private Equity Fund
MARS Second Private Equity Fund
Connacht Capital Market Investment
Woori Investment Asia Pte. Ltd.
Woori Absolute Asia Global Opportunity Fund
Woori Private Equity Fund
Kumho Investment Bank
Woori Reminiscence Holdings
UP Chemical Co.,Ltd.
Phoenix Digital Tech Co., Ltd.
Woori BK Co.,Ltd.

(2)	Assets and liabilities from transactions with the subsidiaries as of December 31, 2009 and 2008 are as follows (Korean won in millions):

	2009		2008
<Assets>
Woori Bank	~~W~~	23,267	~~W~~	119,348	Cash and bank deposits
		31,555		30,635	Guarantee deposits
		13		217	Accrued income
		1,414		1,209	Post-retirement pension plan assets
Woori Financial		100,000		170,000	Loans
Woori F&I		40,000		—	Loans

	~~W~~	196,249	~~W~~	321,409

<Liabilities>
Woori Bank		246		221	Other payables
WFIS		143		—	Other payables

	~~W~~	389	~~W~~	221

(3)	Revenues and expenses from transactions with the subsidiaries for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

<Revenues>	2009		2008
Woori Bank	~~W~~	2,760	~~W~~	6,860	Interest income on deposits
Kyongnam Bank		295		228	Interest income on deposits
Kwangju Bank		295		228	Interest income on deposits
WFIS		8,798		1,318	Interest income on loans
Woori F&I		2,087		—	Interest income on loans

	~~W~~	14,235	~~W~~	8,634

<Expenses>
Woori Bank	~~W~~	727	~~W~~	674	Rent
WFIS		1,675		1,572	Service fees
Woori Investment Securities		—		910	Other administrative expenses
		4		32	Interest expenses

	~~W~~	2,406	~~W~~	3,188

(4)	The Company compensated registered or non-registered directors, who have the authorities and responsibilities for the plan, management and control of the Company, operation for ~~W~~3,105 million of salaries and recorded ~~W~~119 million of provision for severance benefits for the year ended December 31, 2009.
17. EARNINGS PER COMMON SHARE

(1)	Basic net income per common share for the years ended December 31, 2009 and 2008 is as follows (Korean won in millions, except for earnings per share data):

	2009		2008
Net income on common shares	~~W~~	1,026,024	~~W~~	454,478
Weighted average number of common shares outstanding		806,012,780		806,012,780

Basic net income per common shares	~~W~~	1,273	~~W~~	564

18. COMPREHENSIVE INCOME (LOSS) STATEMENTS
Comprehensive income (loss) statements for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

	2009		2008
Net income	~~W~~	1,026,024	~~W~~	454,478
Valuation using the equity method on subsidiaries		495,000		(1,117,928)

Comprehensive income (loss)	~~W~~	1,521,024	~~W~~	(663,450)

19. INSURANCE
As of December 31, 2009, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. and others. The insurance coverage is ~~W~~50,000 million.
20. THE MAJOR INDICATORS OF THE 4TH QUARTER
Major indicators for management performance for the 4th quarter period in 2009 and 2008 (unaudited) are as follows (Korean won in millions, except for earning per share data):

	Three months ended		Three months ended
	Dec. 31, 2009		Dec. 31, 2008
	(Unaudited)		(Unaudited)
Operating revenue	~~W~~	230,793	~~W~~	(602,937)
Operating expenses		77,091		61,754

Operating income (loss)		153,702		(664,691)

Net income (loss)	~~W~~	156,778	~~W~~	(664,791)

Basic net income (loss) per common share	~~W~~	195	~~W~~	(825)

21. INFORMATION FOR CALCULATING VALUE ADDED
Information for calculating value added for the years ended December 31, 2009 and 2008 are as follows (Korean won in millions):

	2009		2008
Salaries, wages and bonuses	~~W~~	14,537	~~W~~	13,027
Provision for severance benefits		965		1,103
Fringe benefits		1,625		1,377
Rent		1,076		927
Depreciation		225		249
Amortization		6		10
Taxes and dues		83		146

	~~W~~	18,517	~~W~~	16,839

22. ADOPTION OF KOREAN INTERNATIONAL FINANCE REPORTING STANDARDS
(1)	Adoption of Korean International Finance Reporting Standard
In accordance with the amendment to the Act on External Audit for Stock Companies, the Company is required to comply with Korean financial reporting standard (K-IFRS) from 2011. From July 2007, the Company initiated the transition process toward K-IFRS by adopting systematic approach, such as analyzing IFRS impact on current accounting, establishing new accounting standards and financial reporting system, and simultaneously operating K-IFRS adopted financial reporting system and current reporting system.
In July 2008, the Company established the overall transition plans toward K-IFRS, and is in the process of designing and implementing the new accounting framework and financial reporting system. The Company is to issue its financial statements under K-IFRS from 2011.
(2)	The expected important issues on differences between the current accounting process and the adoption of K-IFRS
The expected important issues on differences between the current accounting process and the adoption of K-IFRS as of December 31, 2009 are summarized below. Such divergence does not include every single difference that would be varied with the result of a supplementary analysis. Moreover, the detailed effects of the important differences may not figure out in business practice.

Classification	K-IFRS	Current accounting Standards
Change of consolidation scope	Exceeding 50% of shares, decision making capability and holding benefits and risks are conditional on the alternation of consolidation scope.	Over 30% of shares owned, the biggest shareholder decision making are subject to the alternation. Companies that have a special purpose that only some factors satisfied are excluded.

Business Combinations	Conduct by Acquisition cost basis	Deal with purchase accounting and pooling interest method

Evaluation of Goodwill	The impairment test figures out the recognition of impairment amount.	Straight line method within 20 years

Allowance for Bad Debts	The estimated impairment amount is adopted of which the reason is objectively supported.	It provides an allowance for doubtful accounts to cover estimated losses on loan, based on rational and unbiased standards (It must be selected as large amount between the percentage of loan loss allowance established by the Financial Supervisory Commission and loan loss experience ratio on a loan.)

Classification of Financial Instruments	Financial instruments classify financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments, loan and receivables.	Securities are classified by trading securities, available-for-sale securities and held-to-maturity securities. Otherwise, deposits and derivatives are separately categorized.

Measurement of Financial Instruments	The fair-value evaluation reflects credit risks.	The fair-value evaluation is targeted to trading securities, available-for-sale securities and derivatives, which are limited, the reflection of credit risk is not mentioned. Cost is amortized over the remaining terms of the securities by applying the effective interest method.

Classification	K-IFRS	Current accounting Standards
Derecognition of Financial assets	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, some particular transactions like the asset backed method are recognized as disposal.

Classification of Capital	Capital is categorized by contents of the contract rather than the legal forms.	Capital is classified as a legal capital which shareholders paid.

Classification of Investment Property	Property (land or building) to earn rentals is treated as investment property.	Property (land or building) to earn rentals is treated as tangible assets.

Evaluation of Tangible Asset and Investment Property	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option. However, the Company can use fair value as deemed cost for the convertible basic price of an item of land and buildings.	In accordance with asset classifications, the asset cost method and asset revaluation reserves are selected as alternative. In addition, cost method is a selective option.

Measurement of Accrued Severance Benefits	In accordance with the concept of estimated accumulation rate per unit using the actuarial technique and discount rate, calculate for current value of the estimated amount of severance pay, and the outcome is applied as the liability of the amount of severance pay.	In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance benefit payments upon termination.
23. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

Internal Accounting Control System Review Report
English Translation of a Report Originally Issued in Korean
To Chief Executive Officer of
Woori Finance Holdings Co., Ltd.:
We have reviewed the management’s report on the operations of the Internal Accounting Control System (“IACS”) of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2009. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on the assessment of the operations of the IACS as of December 31, 2009, the Company’s IACS has been designed and is operating effectively as of December 31, 2009, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”
Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review includes obtaining an understanding of the Company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.
The Company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Due to inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.
Our review is based on the Company’s IACS as of December 31, 2009, and we did not review management’s assessment of its IACS subsequent to December 31, 2009. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
March 4, 2010
Notice to Readers
This report is annexed in relation to the audit of the financial statements as of December 31, 2009 and the review of management report on the assessment of the operations of IACS pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)
Date: April 1, 2010	By:	/s/ Woo Seok Seong
(Signature)
		Name:	Woo Seok Seong
		Title:	General Manager